Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, California 94065

November 6, 2019

VIA EDGAR

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Ibolya Ignat
Division of Corporation Finance

Re:

Re: Coherus BioSciences, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

Form 10-Q for the Quarterly Period Ended June 30, 2019

Filed August 5, 2019

File No. 001-36721

Dear Ms. Ignat,

Coherus BioSciences, Inc. (“Coherus”, the “Company” or “we”) is transmitting this letter in response to comments received from the staff of the Securities Exchange Commission (the “Staff”), contained in the Staff’s letter dated October 24, 2019 (“Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2018 and Form 10-Q for the quarter ended June 30, 2019. For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview Cost of Goods Sold, page 32

1.	We acknowledge your response to our comments. Please revise your future filings to disclose the following and provide us with a draft of your proposed disclosures:

•	the amount of estimated historical cost of the inventory build-up prior to your regulatory approval that had been expensed as R&D for each period presented,

•	the effect zero cost inventory had on your historical results of operations,

•	the expected effect on future results of operations and the assumptions made in this regards,

•	the estimated selling value as of the balance sheet date and estimated period to sell, and

•

why you believe the shelf life of 12 months for the bulk drug substance, pegfilgrastim, will not affect your ability to sell the inventory after the shelf life expires. In this respect, tell us why adding the shelf life of the bulk drug substance to the shelf life of the finished drug product is appropriate in determining the shelf life of the inventory.

We respectfully acknowledge the Staff’s Comment Letter and the Company proposes to include the following language in its future periodic reports, stated hereunder for the year ended December 31, 2019, as an example:

“The cost of goods sold was [$xx.x] million and $0 for the year ended December 31, 2019 and 2018, respectively. Cost of goods sold consists primarily of third-party manufacturing, distribution, overhead costs associated with the sale of UDENYCA® and a mid-single digit royalty cost on net product revenue to Amgen, which began on July 1, 2019 and will continue for five years. A portion of the manufacturing costs for inventory were incurred prior to the regulatory approval of UDENYCA® and therefore were expensed as research and development costs when incurred. The costs associated with this inventory were approximately [$xx.x] and [$xx.x] at December 31, 2019 and 2018, respectively, with estimated associated sales value of approximately [$xx.x] and [$xx.x], respectively, based on our current average net selling price for the year ended December 31, 2019. During the year ended December 31, 2019, the cost basis of product sold that was expensed prior to approval, was approximately [$xx.x]. Had such inventories been valued at acquisition cost, it would have resulted in a corresponding increase in cost of goods sold and a corresponding decrease in gross margin during such period. We expect utilizing the inventory expensed prior to approval by [the x quarter of 20xx]. Subsequent to using our entire zero cost inventory, we estimate cost of goods sold as a percentage of net product revenue will be in the range of [high single digit to low double digit percentage], including the mid-single digit royalty cost on net product revenue.”

With respect to your question on the shelf life of our inventory, we manufacture UDENYCA® in three stages:

1)	bulk drug substance manufacturing, that yields the active ingredient, pegfilgrastim;

2)	drug product filling, that yields syringes containing formulated pegfilgrastim; and

3)	labeling, assembling and packaging of syringes, that yields a ready-to-sell finished good.

After the first stage of the manufacturing process, the bulk drug substance has a shelf life of up to 12 months as stored. Once we complete the second stage of the production, the naked syringes containing pegfilgrastim have a shelf life of up to 36 months. Therefore, we confirm that UDENYCA®’s shelf life is effectively up to 48 months, because once pegfilgrastim is placed in a syringe, whether it is two months or ten months post the completion of the first stage of production, that syringe has a 36 month shelf life. Thus, we have a 12-month slack to manufacture a final product with a 36-month shelf life.

Please do not hesitate to contact the undersigned at (650) 649-3546, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Jean-Fréderic Viret, Ph.D.
Jean-Fréderic Viret, Ph.D. Chief Financial Officer
Coherus BioSciences, Inc.

cc:	Dennis M. Lanfear, Chief Executive Officer, Coherus BioSciences, Inc.

Alan Mendelson, Esq., Latham & Watkins LLP